SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding increase of shareholding in China Petroleum & Chemical Corporation (the “Registrant”) by its controlling shareholder, made by the Registrant on July 8, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT ON INCREASE OF SHAREHOLDING IN SINOPEC CORP. BY THE CONTROLLING SHAREHOLDER

This announcement is made by China Petroleum & Chemical Corporation ("Sinopec Corp.") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

On 8 July 2015, Sinopec Corp. received a notice from China Petrochemical Corporation (“Sinopec Group”), the controlling shareholder of Sinopec Corp., that Sinopec Group has increased its shareholding in Sinopec Corp. on the secondary market via the trading system of the Shanghai Stock Exchange (“Increase of Shareholding”). Details of the Increase of Shareholding are as follows:

1.	DETAILS OF THE INCREASE OF SHAREHOLDING

On 8 July 2015, Sinopec Group increased its shareholding in Sinopec Corp. by 46,000,000 A shares on the secondary market via the trading system of the Shanghai Stock Exchange, representing 0.04% of the total issued share capital of Sinopec Corp. Immediately prior to the Increase of Shareholding, Sinopec Group directly or indirectly held a total of 86,273,821,101 shares of Sinopec Corp., representing 71.26% of the total issued share capital of Sinopec Corp.. Immediately following the Increase of Shareholding, Sinopec Group directly or indirectly held a total of 86,319,821,101 shares of Sinopec Corp., representing 71.30% of the total issued share capital of Sinopec Corp.

2.	PLAN TO FURTHER INCREASE THE SHAREHOLDING IN SINOPEC CORP.

Sinopec Group proposes to continue to increase its shareholding in Sinopec Corp. in its own name or through person(s) acting in concert via the secondary market during the next 12 months (from 8 July 2015, the "Period of the Implementation of the Increase Plan ") by up to an aggregate number of shares not exceeding 2% of the total issued share capital of Sinopec Corp. (including those shares increased in the Increase of Shareholding).

3.	OTHER MATTERS

The Increase of Shareholding was in compliance with Securities Law and other laws and regulations of China and the rules of Shanghai Stock Exchange.

Sinopec Group undertakes that it will not dispose any share it holds in Sinopec Corp. during the Period of the Implementation of the Increase Plan and within the statutory period.

In accordance with relevant rules in the Listing Rules of the Shanghai Stock Exchange (2014 Revision), Administration Rules of the Takeover of Listed Companies the Listing Rules of the Shanghai Stock Exchange (2014 Revision) and the Guidelines for the Increase of Shares by Shareholders of a Listed Company and the Persons Acting in Concert (2012 Revision), Sinopec Corp. will pay attention on the future increase of shareholding by Sinopec Group and timely fullfill the disclouse obligations.

Sinopec Corp. has fulfilled the minimum public float requirement of Rule 8.08 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC,
8 July 2015

As at the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: July 9, 2015